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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2003

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes             No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

For Immediate Release	27th May 2003

PROVALIS PLC

Provalis Appoints New Group Finance Director

Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, today announces the appointment of Peter Bream as its new Group Finance Director. Mr Bream, aged 36, will join the Board of Provalis plc as an executive director with effect from 1st July 2003.

Peter joins Provalis following 6 years at API Group plc, a specialised packaging group with turnover of £180m, latterly as Finance Director for the Group's largest division helping to lead strategic initiatives in Europe, the USA, and China.

Following a degree in engineering, Peter trained with Coopers & Lybrand Deloitte (now PWC) spending most of his time in management consultancy and corporate finance projects. After qualification in 1991 Peter went on to Esso UK, undertaking financial accounting, management accounting and strategic planning roles before joining Gestetner Group plc as Group Accountant and subsequently API Group plc.

Commenting on the appointment, Phil Gould, Chief Executive Officer of Provalis said "I am delighted to welcome Peter to the Provalis team. Peter's commercial, corporate finance and strategic development experience will be important as Provalis develops its businesses of Pharmaceutical and Medical Diagnostics in global markets".

Peter Bream has been a Director of the following companies within the last five years:

Former directorships (and year of resignation):

API Foils Limited                        2002

There are no further matters to be disclosed in accordance with paragraph 16.4 of the Listing Rules of the UK Listing Authority.

END

Provalis' Internet Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the execution of development, licensing, research, manufacturing and other collaboration agreements with third parties; the progress of the Group's continuing research and development activities; uncertainties related to future trial results and the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's healthcare and medical diagnostics divisions to finance the ongoing development of these businesses as well as the Group's research and development activities; the impact of future laws, regulations and policies; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a pharmaceutical company with two operating divisions:-

  •
  Medical Diagnostics—develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

  •
  Healthcare—sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division's principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc
Date: May 27, 2003	By:	/s/ LEE GREENBURY Name: Lee Greenbury Title: Secretary

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Provalis Appoints New Group Finance Director
SIGNATURES